April 5, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Nicholas P. Panos

Re:                             Keane, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed February 27, 2007
File No. 001-07516

Ladies and Gentlemen:

On behalf of our client Keane, Inc. (“Keane” or the “Company”), set forth below is a response to the letter dated April 4, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A filed on February 27, 2007.  This response is based upon information provided to us by the Company.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing.  Furthermore, the Company acknowledges that the comments made by the Staff and any changes to disclosures in response to comments made by the Staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s response to the Comment Letter is as follows:

Comment:

1.                                      We note that Keane has not yet filed an Item 4.02 Form 8-K, and understand Keane is conducting an internal investigation and has not yet determined whether its previously issued financial statements should not be relied upon.  Advise us, with a view toward revised disclosure in the proxy statement, the basis upon which Keane has concluded security holders may continue to rely on the financial statements reported for prior periods.

Response:

To date, none of Keane’s management, Keane’s audit committee, Keane’s independent registered public accounting firm or the special committee of Keane’s board of directors appointed to initiate an inquiry into the Company’s stock option grants and practices has reached any conclusions regarding any potential material changes or adjustments that may be required to Keane’s previously issued financial statements as a result of the ongoing review of Keane’s stock option grant practices and related accounting and other matters.  As a result, the Company has concluded that security holders may continue to rely on the Company’s previously issued financial statements.  The Company will continue to consider this issue, and if it is determined that the Company’s previously issued financial statements may no longer be relied upon, the Company will promptly make the appropriate disclosure, including by filing an Item 4.02 Form 8-K.  The Company’s audit committee will participate in any consideration of whether an Item 4.02 8-K is appropriate.  The definitive proxy statement will include disclosure that alerts readers to the risk that the Company may, as a result of future progress in its internal inquiry, make a determination that the Company’s previously issued financial statements may no longer be relied upon.  At this time, the Company, including the special committee, is not aware of any material nonpublic information about the likelihood that such a determination will be made, because the internal inquiry is at too early a stage to make such an assessment.

Comment:

2.                                      Keane’s response to prior comment 10 indicates that the unaudited financial statements included in the Form 8-K will be prepared in accordance with GAAP.  Keane also qualified their response by stating, “except to the extent the financial statements would be affected by the outcome of its review of its stock option grants and stock option practices.”  Please confirm that Keane intends to disclose this qualification in the planned Form 8-K filing.  In addition, please confirm that Keane will indicate for security holders that due to the ongoing investigation with respect to its historical stock option practices, there may be changes to the financial information presented in the Form 8-K filing.

Response:

Keane confirms that it will include in the Form 8-K the qualification that the unaudited financial statements included in the Form 8-K are prepared in accordance with GAAP except to the extent the financial statements would be affected by the outcome of its review of its stock option grants and stock option practices.  Keane also confirms that it will indicate in the Form 8-K that due to the ongoing investigation with respect to its historical stock option practices, there may be changes to the financial information presented in the Form 8-K.

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Jessica Lopez of this firm at (202) 663-6000.

Sincerely yours,

/s/ Hal J. Leibowitz

Hal J. Leibowitz

cc:                                 Ms. Kirk M. Arnold
Mr. John J. Leahy
Keane, Inc.